

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company was notified today that Ian King, a Person Discharging Managerial Responsibilities, exercised an option at nil consideration under the BAE Systems Performance Share Plan. Some of the shares were subsequently disposed of as indicated below and the transaction took place on the London Stock Exchange.

Name of PDMR	No. of shares over which option exercised	No. of shares sold	Price per share at which sold
Ian King	70,737	34,523	375.5 pence

8 October 2008

SUPPL

PROCESSED
OCT 27 2008
THOMSON REUTERS

RECEIVED
2008 OCT 21 A 6:51

RECEIVED
2008 OCT 27 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with DTR 3.1.4R(1)(a) of the Disclosure Rules and Transparency Rules:

The Company was notified today that Walt Havenstein, a Person Discharging Managerial Responsibilities, had vested shares automatically released to him today at nil consideration under the Stock Appreciation Rights (SAR) schedule to the BAE Systems Performance Share Plan following attainment of the relevant performance conditions. Some of the shares were subsequently disposed of as indicated below and the transaction took place on the London Stock Exchange.

Name of PDMR	No. of vested shares released	No. of shares sold	Price per share at which sold
Walt Havenstein	32,271	11,720	399.36 pence

30 September 2008

RECEIVED
2008 OCT 27 A 6:51
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 30 September 2008 BAE Systems plc:

(i) had 3,581,478,859 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 55,750,722 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,525,728,137.

The total voting rights figure (of 3,525,728,137) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

30 September 2008

82-03138 RECEIVED
2008 OCT 27 A 6:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Not for release, publication or distribution in or into
Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

25 September 2008

Recommended cash offer
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)
for
Detica Group plc

OFFER DECLARED WHOLLY UNCONDITIONAL

Introduction

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings"). The full terms and conditions of the Offer were set out in an offer document issued by BAE Systems Holdings on 31 July 2008 (the "Offer Document").

On 12 September 2008, BAE Systems Holdings announced that the Offer was being extended and would remain open for acceptance until 1:00 p.m. (London time) on 25 September 2008.

Offer declared wholly unconditional

BAE Systems Holdings is pleased to announce that all the conditions of the Offer have now been satisfied or waived. Accordingly, the Offer is now declared wholly unconditional.

The Offer will remain open for acceptance until further notice and at least 14 days' notice will be given by announcement before the Offer is closed.

Level of Acceptances

As at 3:00p.m. (London time) on 24 September 2008, BAE Systems Holdings had received valid acceptances from Detica Shareholders in respect of 97,992,683 Detica Shares, representing approximately 84.10 per cent. of Detica's existing issued share capital and approximately 91.63 per cent. of the Detica Shares to which the Offer relates. This total includes acceptances received in respect of 7,162,397 Detica Shares (representing approximately 6.15 per cent. of the existing issued share capital of Detica) which were subject to irrevocable commitments procured by BAE Systems Holdings from the Directors of Detica.

In addition, BAE Systems Holdings is the owner of 9,575,433 Detica Shares, representing approximately 8.22 per cent. of the existing share capital of Detica. These 9,575,433 Detica Shares were initially acquired by BAE Systems, on 29 July and were subsequently transferred to BAE Systems Holdings. Accordingly, BAE Systems Holdings is the owner or has received

valid acceptances in respect of 107,568,116 Detica Shares, representing approximately 92.32 per cent. of the existing issued share capital of Detica.

On 23 September (being the latest practicable date prior to the publication of this announcement) BAE Systems Holdings or any person acting in concert with BAE Systems Holdings had interests in or rights to subscribe for Detica relevant securities as follows:

Name	Nature of interest	Number of relevant securities	Percentage of Detica existing issued share capital
BAE Systems Holdings	Share	9,575,433	8.22%
Deutsche Bank AG, London Branch	Long	700	0.0006%
Deutsche Bank AG, London Branch	Short	24,963	0.02%

Save as disclosed in either this announcement or in the Offer Document, neither BAE Systems Holdings, nor any person acting in concert with BAE Systems Holdings, is interested in or has any rights to subscribe for any Detica Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to Detica Shares. For these purposes, "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Detica Shares and any borrowing or lending of Detica Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Detica Shares.

Settlement of the consideration

Settlement of the consideration to which any Detica Shareholder is entitled under the Offer will be despatched either on or before 8 October 2008 in respect of Detica Shares for which acceptances of the Offer complete in all respects have been received as at 3.00p.m. (London time) today. Settlement of consideration due in respect of acceptances of the Offer complete in all respects received after 3.00p.m. (London time) today but while it remains open for acceptance will be despatched to accepting Detica Shareholders within 14 days of receipt of such acceptances

Compulsory acquisition and cancellation of listing

As set out in the Offer Document, BAE Systems Holdings intends to procure that Detica will make an application for the cancellation of the listing of the Detica Shares on the Official List and for the cancellation of trading of the Detica Shares on the London Stock Exchange's market for listed securities. It is anticipated that such cancellations will take effect no earlier than 23 October 2008. The cancellation of the listing would significantly reduce the liquidity and marketability of any Detica Shares not assented to the Offer at that time.

Further, as set out in the Offer Document, as BAE Systems Holdings has received acceptances under the Offer in respect of 90 per cent. or more of the Detica Shares to which the Offer relates, BAE Systems will exercise its rights pursuant to sections 974 to 991 of the

Companies Act 2006 to acquire compulsorily the remaining Detica Shares in respect of which the Offer has not been accepted.

Acceptance of the Offer

As stated above, the Offer will remain open for acceptance until further notice.

If you have yet to accept the Offer and hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible.

If you have yet to accept the Offer and hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) – 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) – 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervisory Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank AG is acting as financial adviser to BAE Systems and no-one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to the clients of Deutsche Bank AG nor for providing advice in relation to the Offer or any other matter referred to herein.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the

Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards

applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END